FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April   , 2003

Commission File Number   0-29546

America Mineral Fields Inc.
(Translation of registrant's name into English)

St. George's House, 15 Hanover Square, London, England W1S 1HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No   X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

NEWS RELEASE

A M E R I C A
M I N E R A L
F I E L D S   I N C.

St. George's House
15 Hanover Square
London W1S 1HS
England
Tel: ++ 44 20-7355-3552
Fax: ++ 44 20-7355-3554
Website:www.am-min.com
Email: london@am-min.com

For Immediate Release

AMERICA MINERAL FIELDS ANNOUNCES CHANGE TO BOARD OF DIRECTORS

LONDON, U.K. (April 7, 2003) America Mineral Fields Inc ("the Company") today announced that Stephen Malouf has resigned from the Company's Board of Directors.

"We thank Steve for his significant contributions to the corporate governance of America Mineral Fields," said Bernard Vavala, Chairman, America Mineral Fields Inc.

The Board intends to fill the vacancy created by Mr. Malouf's resignation and is currently considering the qualifications of several experienced potential candidates.

America Mineral Fields' core focus is the Kolwezi cobalt/copper tailings project. The Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 42,000 tonnes of copper and 7,000 tonnes of cobalt, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastructure.

About America Mineral Fields

America Mineral Fields is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ". The Company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. The Company's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

-END-

London	North America
Tim Read – Chief Executive Officer	Martti Kangas – The Equicom Group
Telephone: 44-20-7355-3552	Telephone: 416-815-0700 x. 243
	800-385-5451 (toll free)
Facsimile: 44-20-7355-3554	Facsimile: 416-815-0080
E-mail: London@am-min.com	E-mail: mkangas@equicomgroup.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal

properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20–F for the year ended October 31, 2001 and Reports on Form 6–K filed with the Securities and Exchange Commission.

BRITISH COLUMBIA
ALBERTA
ONTARIO

BC FORM 53-901F
(Previously Form 27)

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act* (British Columbia) and Section 151 of the *Securities Rules* (British Columbia), and corresponding provisions of the securities legislation in other Provinces

Item 1. Reporting Issuer

America Mineral Fields Inc.
c/o Suite 2100
1111 West Georgia Street
Vancouver, B.C. V6E 4M3

Item 2. Date of Material Change

April 7, 2003 (being the date of the news release).

Item 3. Press Release

The Press Release dated April 7, 2003 was forwarded to the Toronto Stock Exchange, the American Stock Exchange, and disseminated via (Canadian Disclosure Network) Canada Stockwatch, and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

America Mineral Fields Inc announced that Stephen Malouf has resigned from the Company's Board of Directors..

Item 5. Full Description of Material Change

For a full description of the material change, see Schedule "A".

Item 6. Reliance on Section 85(2) of the *Securities Act* (British Columbia) and corresponding provisions of the securities legislation in other Provinces

Not Applicable.

Item 7. Omitted Information

Not Applicable.

Item 8. Senior Officers

The following Senior Officer of the Company is available to answer questions regarding this report:

Tim Read
President
Tel: 44 207 355 3552

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 9th day of April, 2003.

AMERICA MINERAL FIELDS INC.

Per:

/S/"Paul C. MacNeill"
Paul C. MacNeill
Director

NEWS RELEASE   Schedule "A"

St. George's House
15 Hanover Square
London W1S 1HS
England
Tel: ++ 44 20-7355-3552
Fax: ++ 44 20-7355-3554
Website:www.am-min.com
Email: london@am-min.com

For Immediate Release

AMERICA MINERAL FIELDS ANNOUNCES CHANGE TO BOARD OF DIRECTORS

LONDON, U.K. (April 7, 2003) America Mineral Fields Inc ("the Company") today announced that Stephen Malouf has resigned from the Company's Board of Directors.

"We thank Steve for his significant contributions to the corporate governance of America Mineral Fields," said Bernard Vavala, Chairman, America Mineral Fields Inc.

The Board intends to fill the vacancy created by Mr. Malouf's resignation and is currently considering the qualifications of several experienced potential candidates.

America Mineral Fields' core focus is the Kolwezi cobalt/copper tailings project. The Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 42,000 tonnes of copper and 7,000 tonnes of cobalt, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastructure.

About America Mineral Fields

America Mineral Fields is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ". The Company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. The Company's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

-END-

London   North America

Tim Read – Chief Executive Officer   Martti Kangas – The Equicom Group
Telephone: 44-20-7355-3552   Telephone: 416-815-0700 x. 243
                                                          800-385-5451 (toll free)

Facsimile: 44-20-7355-3554   Facsimile: 416-815-0080
E-mail: London@am-min.com   E-mail: mkangas@equicomgroup.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal

NEWS RELEASE

properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20–F for the year ended October 31, 2001 and Reports on Form 6–K filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

America Mineral Fields Inc.
(Registrant)

Date   April 9, 2003   By: */S/"Paul C. MacNeill"*
                                          (Print) Name: Paul C. MacNeill
                                          Title: Director